Exhibit 12.1

Family Dollar Stores, Inc.

Ratio of Earnings to Fixed Charges

(in thousands of dollars)

	Quarter Ended	Fiscal Year Ended[1]
	November 27, 2010	August 28, 2010	August 29, 2009	August 30, 2008	September 1, 2007	August 26, 2006

Earnings:

Pre-tax income from continuing operations	$118,451	$563,858	$450,925	$361,762	$381,896	$311,144
Fixed charges	$34,518	$133,120	$127,756	$124,721	$117,152	$106,858
Less capitalized interest	$189	$819	$1,195	$795	$1,005	$896

Total	$152,780	$696,159	$577,486	$485,688	$498,043	$417,106

Fixed Charges:

Interest expensed and capitalized	$3,351	$13,351	$13,351	$15,043	$18,271	$13,903
Amortization of debt issuance expense	$356	$805	$783	$338	$161	$88
Interest portion of rental expense	$30,811	$118,964	$113,622	$109,340	$98,720	$92,867

Total	$34,518	$133,120	$127,756	$124,721	$117,152	$106,858

Ratio of Earnings to Fixed Charges	4.4x	5.2x	4.5x	3.9x	4.3x	3.9x

[1]	All fiscal years presented were 52-week years, with the exception of fiscal year 2007, which was a 53-week year.